Exhibit 99.2

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 6, 2015

Report on Voting Results

National Instrument 51-102 - Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	257,701,013	99.2	2,181,724	0.8
John H. Clappison	258,982,417	99.7	900,320	0.3
Dean A. Connor	258,926,012	99.6	956,725	0.4
Martin J. G. Glynn	258,942,286	99.6	940,451	0.4
M. Marianne Harris	259,176,117	99.7	706,620	0.3
Krystyna T. Hoeg	258,399,374	99.4	1,483,363	0.6
Sara G. Lewis	257,130,170	98.9	2,752,567	1.1
Réal Raymond	258,514,051	99.5	1,368,686	0.5
Hugh D. Segal, CM	258,907,834	99.6	974,903	0.4
Barbara G. Stymiest	259,072,991	99.7	809,746	0.3
James H. Sutcliffe	256,305,736	98.6	3,577,001	1.4

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
269,238,876	99.1	2,382,179	0.9

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 16, 2015 was held.

Votes For	%	Votes Against	%
246,116,995	94.7	13,767,641	5.3

/ s / “Dana J. Easthope”

Dana J. Easthope

Vice-President, Associate General Counsel & Corporate Secretary